U.S. Securities and Exchange Commission
August 19, 2020

August 19, 2020

VIA EDGAR

Deborah O’Neal
Division of Investment Management, Disclosure Review Office
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Jeffrey Long
Division of Investment Management, Disclosure Review and Accounting
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

RE: U.S. GLOBAL INVESTORS FUNDS
(File Nos. 811-01800 and 002-35439)

Dear Ms. O’Neal and Mr. Long:

On July 10, 2020, US Global Investors Funds (“Registrant”) filed a Proxy Statement/Prospectus on Form N-14 (“Proxy Statement/Prospectus”) (SEC accession number 0001398344-20-013603) with respect to the reorganization of the All American Equity Fund (“Target Fund”) into the Global Luxury Goods Fund (formerly known as Holmes Macro Trends Fund) (“Acquiring Fund”) (the “Proposal”). Below is a summary of the comments provided by the SEC staff (“Staff”) via telephone on Monday, August 3, 2020, and Tuesday, August 4, 2020, regarding the Proxy Statement/Prospectus and the Registrant’s responses to the comments. Unless otherwise stated herein, defined terms have the same meaning as set forth in the Proxy Statement/Prospectus.

GENERAL COMMENTS

Comment 1: The Staff observes that the Acquiring Fund recently implemented changes to its name, principal investment strategy, and primary benchmark index. Because the benchmark index is used to calculate the Adviser’s performance-based fee adjustment, the Staff asks why the Acquiring Fund’s shareholders were not asked to approve the change to the Acquiring Fund’s primary benchmark index.

Response: Registrant respectfully responds to the Staff’s comment, as follows:

On its face, Section 15(a) of the Investment Company Act of 1940, as amended (“1940 Act”) does not require shareholder approval to change the index that is used in calculating the performance fee payable by an investment company under its investment advisory agreement.  Rather, Section 15(a)(1) requires an advisory agreement to precisely describe “all compensation to be paid thereunder.”  The investment advisory agreement between the Adviser and the Registrant, on behalf of the Funds (including the Acquiring Fund), dated October 1, 2008, as amended (“IAA”), meets that requirement through the description of the performance fee that is payable by the Acquiring Fund to the Adviser.  Similarly, Section 205 of the Investment Advisers Act of 1940 (the “Advisers Act”), which applies to the IAA and allows the Adviser to receive a performance fee from the Acquiring Fund, does not require shareholder approval to change the index.  The IAA, in fact, contains an express provision that specifically permits a change to the reference index with Board approval.  The IAA, including that express provision, was originally approved by shareholders of the Acquiring Fund at a meeting held on September 23, 2008.

In particular, Section F (Changes to the Index) of Schedule A (the “Schedule”) of the IAA provides the initial designation of the indices of the Funds and further provides, in relevant parts, that:

From time to time, to the extent permitted by the 1940 Act, the Trustees may, by a vote of the Trustees of the Trust voting in person, including a majority of the Trustees who are not parties to this Agreement or “interested persons” (as defined in the 1940 Act) of any such parties, determine that another securities index is a more appropriate benchmark than an Index for purposes of evaluating the performance of a Fund. After ten days’ written notice to the Adviser, a different index (the “Successor Index”) may be substituted for an Index in prospectively calculating the Performance Adjustment. However, the calculation of that portion of the Performance Adjustment attributable to any portion of the performance period prior to the adoption of the Successor Index will still be based upon the Fund’s performance compared to the Index. (emphasis added)

At a meeting held on March 27, 2020, based on the recommendation of the Adviser, the Board approved changes to the Acquiring Fund’s investment strategies and agreed that the S&P Global Luxury Index was a more appropriate benchmark for purposing of evaluating the performance of the Acquiring Fund.  In particular, the Board approved changes to the principal investment strategies of the Acquiring Fund to focus on global luxury goods.  Those changes were previewed with shareholders (through several prospectus updates) and reviewed by and discussed with the SEC Staff.

There have been no changes to any of the contractual provisions of the IAA, including with respect to the methodology used for calculating the performance-based adjustment to the contractual advisory fee to be paid to the Adviser or the minimum or maximum ranges of the advisory fees/adjustment.  Such changes would be material changes to the IAA and they would require Board and shareholder approval.

Registrant further notes that the express provision included in the Schedule that allows the Board to change the index is substantially similar to provisions included in the investment advisory agreements of other registered investment companies that have performance-based fee arrangements, samples of which are included as exhibits to this correspondence for the Staff’s reference.  Registrant has also reviewed publicly available EDGAR correspondence and has not identified any prior objection from the Staff or the SEC with respect to the substance of the express provision, whereby a board can determine that another securities index is a more appropriate benchmark for purposes of calculating a performance fee for a fund.

Comment 2: Please include a legal opinion letter in connection with the filing.

Response: Registrant will include the legal opinion letter, consistent with the Staff’s comment. A copy of the legal opinion letter is also included as an exhibit to this correspondence for the Staff’s reference.

QUESTIONS AND ANSWERS ABOUT THE PROPOSAL

Comments 3: With regard to the question, “Why is the Target Fund reorganizing into the Acquiring Fund?” please consider bolding or italicizing the last paragraph of the Registrant’s answer to emphasize for Target Fund shareholders that the Acquiring Fund recently implemented changes to its name, investment strategy, and primary benchmark index.

Response: Registrant has revised the disclosure consistent with the Staff’s comment.

Comment 4: With regard to the question, “What are the differences in fees?” please revise the Registrant’s answer to state the maximum ranges of the performance adjustments applicable to the Adviser’s management fee arrangements.

Response: Registrant has revised the disclosure consistent with the Staff’s comment.

Comment 5: With regard to the question, “What are the differences in fees?” please revise the Registrant’s answer to update the name of the primary benchmark index for the Acquiring Fund for the period prior to July 1, 2020, i.e., from S&P 500 Composite Index to S&P Composite 1500 Index. Please also ensure that the Acquiring Fund’s predecessor benchmark index is accurately disclosed elsewhere throughout the Proxy Statement/Prospectus.

Response: Registrant has revised the disclosure consistent with the Staff’s comment.

Comment 6: With regard to the question, “What is the investment strategy of the Acquiring Fund?” please revise the Registrant’s answer to reference the fact that Target Fund shareholders would be moving from a fund that invests in domestic companies to a fund that invests in companies globally.

Response: Registrant has revised the disclosure consistent with the Staff’s comment.

Comment 7: With regard to the question, “What is the tax impact on my investment?” please revise the Registrant’s answer to reference the portion of the Target Fund’s portfolio that is expected to be repositioned and the corresponding broker and transaction costs as a result of the Proposal and discuss the associated tax implications, such as capital gains, if such impact is expected to be material.

Response: Registrant has revised the disclosure consistent with the Staff’s comment. Registrant notes supplementally that the tax implications associated with the Reorganization generally, and the repositioning of the Target Fund’s portfolio specifically, if any, are not expected to be material.

Comment 8: With regard to the question, “Who is paying for expenses related to the Special Meeting and the Reorganization?” please supplementally explain whether the Adviser can be reimbursed by the Acquiring Fund for costs incurred in connection with the Reorganization.

Response: The Adviser may not be reimbursed by the Acquiring Fund for the costs incurred by the Adviser in connection with the Reorganization.

PROXY STATEMENT/PROSPECTUS (Part A)

Comment 9: With regard to the discussion of the Board’s considerations set forth on page 6, under the section entitled, “Proposal – To Approve the Agreement and Plan of Reorganization,” and the sub-heading “A. Overview,” please supplementally explain what is meant by the “investment model” for the Acquiring Fund referenced in #(5).

Response: The Adviser uses a matrix of “top-down” macro models and “bottom-up” micro stock selection models to determine weighting in sectors and individual securities. The Adviser focuses on historical and socioeconomic cycles and it applies both statistical and fundamental models to identify companies with superior growth and value metrics. In that context, the Adviser’s review of the back-tested performance of the Acquiring Fund’s investment model suggested the potential to achieve improved long-term performance for the Target Fund shareholders as shareholders of the Acquiring Fund.

Comment 10: In the Expense Example on page 8, under the section entitled, “Proposal – To Approve the Agreement and Plan of Reorganization,” and the sub-heading “B. Comparison Fee Tables and Expenses,” please confirm the numbers set forth in the table have been calculated correctly.

Response: Registrant has reviewed the Expense Example calculations and confirmed the accuracy of the information set forth therein.

Registrant notes by way of background explanation that data used for calculating the Expense Example is based on fiscal year end December 31, 2019 figures.

Registrant notes further that the management fee used in the calculation for the first year of the Target Fund and Acquiring Fund Expense Examples has been adjusted to account for the performance-based component. The contractual management fee is used in subsequent years.

Comment 11: With regard to the Portfolio Turnover disclosure on page 8, under the section entitled, “Proposal – To Approve the Agreement and Plan of Reorganization,” and the sub-heading “B. Comparison Fee Tables and Expenses,” please revise the disclosure to include the Acquiring Fund’s portfolio turnover rate for the fiscal year ended December 31, 2019, as well.

Response: Registrant has revised the disclosure consistent with the Staff’s comment.

Comment 12: In the Comparison of Principal Investment Risks beginning on page 11, under the section entitled, “Proposal – To Approve the Agreement and Plan of Reorganization,” and the sub-heading “C. The Funds’ Investment Objectives, Principal Investment Strategies and Risks,” please re-order the risk descriptions following the table by significance, rather than alphabetically.

Response: Registrant has revised the disclosure consistent with the Staff’s comment.

Comment 13: With regard to the disclosure referencing the past performance of the Target Fund on page 32, under the section entitled, “Proposal – To Approve the Agreement and Plan of Reorganization,” and the sub-heading “H. Additional Information about the Funds,” please revise the disclosure to include the past performance of the Acquiring Fund, as well.

Response: Registrant has revised the disclosure consistent with the Staff’s comment.

STATEMENT OF ADDITIONAL INFORMATION (Part B)

Comment 14: In the section entitled, “Pro Forma Financial Information,” and the sub-heading “Pro Forma Adjustments” on page 4, please consider whether the information set forth are truly “adjustments” that reflect the impact of the merger on each of the enumerated categories.

Response: Registrant has revised the disclosure to clarify that the pro forma information set forth in this sub-section are assumptions, as the information is set forth prospectively using existing prior-year data.

Comment 15: In the section entitled, “Pro Forma Financial Information,” and the sub-heading “Transaction Costs” on page 6, please revise the disclosure to include the costs associated with repositioning the Target Fund’s portfolio that are to be borne by the Fund.

Response: Registrant has revised the disclosure consistent with the Staff’s comment.

EXHIBITS (Part C)

Comment 16: The expense limitation agreement for the Acquiring Fund (“ELA”) included in the attachments references certain exclusions from the Adviser’s expense cap arrangements, e.g., acquired fund fees and expenses, extraordinary expenses, taxes, brokerage commissions, and interest. The ELA, by its own terms, does not appear to exclude any management fee performance adjustments from the scope of the expense cap arrangements. Please reconcile with the disclosure in the second paragraph of the Registrant’s answer to the question “What are the differences in fees?” on page (ii) of the section entitled “Questions and Answers About the Proposal,” which states that advisory fee performance adjustments, if any, are excluded from the expense cap under the terms of the ELA.

Response: Registrant has included as an attachment the Acquiring Fund’s updated ELA, which includes “advisory fee performance adjustments” within the list of items excluded from the scope of the ELA.

If you have any questions or concerns regarding the enclosed information, please do not hesitate to contact me directly at (207) 347-2076.

Kind regards,

/s/ Zachary R. Tackett
Zachary R. Tackett
cc: Christopher Zimmerman, Esq.
Stradley Ronon Stevens & Young LLP

Kathleen Somerville
Monica Blanco
U.S. Global Investors, Inc.